Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Organization

Ameri and Partners Inc.	Delaware
Ameri Consulting Service Private Limited (1)	India
Bellsoft, Inc.	Georgia
Bellsoft India Solutions Pvt. Ltd.	India
Bellsoft Inc., Canada	Canada
Winhire, Inc.	Delaware
Linear Logistics Corporation	Pennsylvania

(1) 24.9% owned